Filed pursuant to 424(b)(3)
Registration No. 333-76498

G REIT, INC.

Supplement No. 3 dated October 21, 2002
to the Prospectus dated July 22, 2002

This Supplement No. 3 supplements, modifies and supersedes some of the information contained in our prospectus dated July 22, 2002, Supplement No. 1 dated July 23, 2002, and Supplement No. 2 dated September 13, 2002. Unless we define a term in this Supplement No. 3, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 3 to “us,” “we,” or “our company” mean G REIT, Inc. and G REIT, L.P., unless the context otherwise requires.

STATUS OF OUR OFFERING

General

As of October 17, 2002, we had offered 20,000,000 and sold approximately 931,983 shares of our common stock available for distribution to the public on a “best efforts” basis, and issued an additional 1,749 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $9,308,550. After taking into account cash used in connection with the acquisition of real estate properties, loans, and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $5,570,091 in cash available to invest in properties as of October 17, 2002.

FEES AND EXPENSES PAID IN CONNECTION WITH OUR OFFERING

Selling Commissions

As of October 17, 2002, we had incurred approximately $675,441 in selling commissions due to the Dealer Manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

As of October 17, 2002, we had incurred approximately $118,118 in marketing support and due diligence reimbursement fees to the Dealer Manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

As of October 17, 2002, we had incurred approximately $232,318 in other organizational and offering expenses.

ORGANIZATIONAL AND OFFERING EXPENSES LIMITATION

As noted in our prospectus under the section “Use of Proceeds” on page 22, we estimate that the Total Organizational and Offering Expenses that we will incur will be 12% of the gross proceeds of our offering. We have lowered our limitation on these expenses from 15% to 14%. Therefore, the total organizational and offering expenses that we will pay in connection with our company’s formation and the offering and sale of shares of our common stock will be reasonable and will not exceed an amount equal to 14% of the proceeds raised in this offering.

ADDITIONAL SALES STATES

In addition to the states listed in our prospectus, we intend to offer our shares for sale to the residents of Arkansas, Delaware, the District of Columbia, Mississippi, New Mexico, and Vermont.

POTENTIAL PROPERTY ACQUISITIONS

On August 14, 2002, our advisor entered into a contract on our behalf with an unaffiliated third-party for the acquisition of Two Corporate Plaza, which consists of an eight-story Class A office building with approximately 137,731 square feet and an attached one-story retail strip shopping center with approximately 23,600 square feet located in Houston, Texas. The property is approximately 97% leased, with approximately 55% of the office building space being leased by government affiliated tenants, including the Federal Aviation Administration and Lockheed Martin Corporation. The purchase price for the property is $13,580,000. The seller will pay Triple Net Properties Realty, Inc., an affiliate of our advisor, a commission of $380,000 at settlement for arranging the purchase. We anticipate closing on this property during the fourth quarter of 2002.

In addition, we currently are considering several other potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

There can be no assurance that any or all of the conditions will be satisfied.

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